W. Scott Lawler
Attorney at Law

3550 N. Central Ave., Suite 1025
Phoenix, AZ 85012
Telephone: 602-466-3666

     W. Scott Lawler, Esq.
 Admitted in Arizona and California

June 22, 2011

Sent Via Email (cfitdgard@sec.gov )and Edgar Submission (Corresp).

Chief, Office of Information Technology
Division of Corporate Finance
Securities Exchange Commission

Re:	Accession #0001044764-11-100

Dear Sir or Madam:

To Whom it May Concern:

I am legal counsel for Explore Anywhere Holding Corp (CIK# 0001424328); yesterday, my office was preparing filings for 2 clients. One filing was a Schedule 14C and the other one was a Form 10-K/A for Explore Anywhere. We mistakenly filed the 14C for the other filer using Explore Anywhere’s CIK code (0001424328) and filed it as a Form 10-K/A; the filing was completed under Accession #0001044764-11-100 at 20:19 Eastern time on June 21, 2011.

We have subsequently filed the Schedule 14C under the correct filer’s CIK number (see Accession #0001044764-11-102).

I am therefore requesting that the filing for Explore Anywhere under Accession # 0001044764-11-100 be immediately deleted from Edgar and the SEC’s website. We will be submitting the correct Form 10-K/A for Explore later this morning.

If you have any further questions, please contact me at 602-466-3666 or 480-980-4465. Thank you for your assistance in this matter.

Sincerely,

/s/ W. SCOTT LAWLER
W. Scott Lawler, Esq.